UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39547

Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On January 5, 2026, Boqii Holding Limited. (the “Company”) furnished a Report on Form 6-K (the “Original 6-K”) that attached a press release (the “Press Release”) announcing its unaudited financial results for the six months ended September 30, 2025. This Report on Form 6-K/A (the “6-K/A”) amends the Original 6-K solely for the purpose of correcting the prior version of the Press Release issued on January 5, 2026 in order to reflect the share consolidation effected on July 11, 2025 in connection with the termination of the Company’s ADR program, pursuant to which every 160 Class A ordinary shares of a par value of US$0.001 each were consolidated into one new Class A ordinary share of a par value of US$0.16 each. Other than the corrections discussed in this 6-K/A, no other changes have been made to the Original 6-K or the exhibit furnished therewith.

The corrected Press Release announcing the Company’s unaudited financial results for the six months ended September 30, 2025 is furnished as Exhibit 99.1 to this 6-K/A and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This report on Form 6-K, including any amendment and report filed for the purpose of updating such documents, shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-291648), of the Company, and to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 27, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: March 27, 2026

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